EXHIBIT 99.1

POET Technologies Announces Amendment of Warrant Terms

TORONTO, Jan. 23, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, is pleased to announce that, further to its news release dated December 22, 2022, it has completed the amendment to the terms of 1,764,720 common share purchase warrants of the Corporation (the "Warrants") that were issued pursuant to a private placement that closed on February 11, 2021.

As a result of the amendments, the Warrants are now exercisable to acquire one common share of the Corporation (each, a "Common Share") at an exercise price of C$4.25 per Common Share until 5:00 p.m. (Toronto time) on May 11, 2023. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), the expiry date of the Warrants may be accelerated to 30 calendar days if, for any 10 consecutive trading days during the unexpired term of the Warrants, the closing price of the Common Shares on the Exchange is equal to or greater than C$4.89 per Common Share. All other terms and conditions of the Warrants remain the same.

A video interview with Kevin Barnes, POET’s VP of Finance and Administration, explaining the details of the warrant amendments and the use of warrants in general, is available at https://youtu.be/iSBjGdTO1fo.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi‐chip module using advanced wafer‐level semiconductor manufacturing techniques and packaging methods. POET's Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet‐technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet‐technologies.com
sheltonir@sheltongroup.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations with respect to the performance of Corporation's technology. Actual results could differ materially due to a number of factors, including, without limitation, failure of its products to meet management's performance requirements or expectations. Although the Corporation believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Corporation's securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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